

17018288

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
AUG 30 2017
Washington DC

SEC FILE NUMBER
8-25452

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: •Thurston, Springer, Miller, Herd & Titak, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9000 Keystone Crossing, Suite 740
(No. and Street)

Indianapolis	IN	46240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lynette Herd (317) 581-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway Lane	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lynette Herd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thurston, Springer, Miller, Herd & Titak, Inc., as of June 30th, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



AURORA ZAPATA
Marion County
My Commission Expires
August 27, 2023

Signature

Secretary / Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders of
Thurston, Springer, Miller, Herd & Titak, Inc.

We have audited the accompanying statement of financial condition of Thurston, Springer, Miller, Herd & Titak, Inc. as of June 30, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Thurston, Springer, Miller, Herd & Titak, Inc. as of June 30, 2017, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

August 17, 2017

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 E. Northwest Hwy I Mt. Prospect, IL 60056

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2017

ASSETS

Cash	$ 1,414,369
Receivable from broker/dealers	178,587
Concessions and fees receivable	867,261
Securities owned, at fair value	7
Office furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $534,513)	95,200
Other assets	102,487
TOTAL ASSETS	$ 2,657,911

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and other liabilities	$ 258,448
Commissions payable	1,632,729
Total Liabilities	$ 1,891,177
SHAREHOLDERS' EQUITY	
Common stock, no par value; 2,000 shares Authorized, 990 shares issued and outstanding	$ 25,511
Additional paid-in capital	68,048
Retained earnings	685,835
Less: Treasury stock, 10 shares at cost	(12,660
Total Shareholders' Equity	$ 766,734
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,657,911

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Thurston, Springer, Miller, Herd & Titak, Inc. (the "Company") was incorporated in the state of Indiana on September 12, 1980. The Company is registered with the Securities and Exchange Commission and the Commodity Futures Trading Commission and is a member of the National Futures Association and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and providing investment advice.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit.

Depreciation - Depreciation of office furniture and equipment is provided for using the straight line method over five and seven year periods. Leasehold improvements are being amortized over a fifteen year period.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

		Fair Value Measurements at Reporting Date Using		
Description	**Fair Values as of June 30, 2017**	**Level 1**	**Level 2**	**Level 3**
Securities owned	$ 7	$ 7	$ 0	$ 0

Securities owned consist entirely of equity securities from one issuer. No valuation techniques have been applied to all others assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 – EQUIPMENT, FURNITURE AND FIXTURES AND LEASEHOLD IMPROVEMENTS

Equipment, furniture and fixtures, and leasehold improvements at June 30, 2017 consists of:

Equipment	$ 322,596
Furniture and fixtures	272,922
Leasehold improvements	34,195
Total	629,713
Less: accumulated depreciation and amortization	534,513
Net	$ 95,200

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority and National Futures Association, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2017, the Company's net capital and required net capital were $522,559 and $126,078, respectively. The ratio of aggregate indebtedness to net capital was 362%.

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will, therefore, be obligated to purchase such securities at a future date.

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT- *(Continued)*

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned hereafter.

In order to facilitate securities transactions, including the aforementioned transactions, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer). Under the terms of the agreement the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss.

The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity. The Securities and Exchange Commission, Federal Reserve Board and the Company impose rules to minimize this risk.

Under terms of the agreement the Company is required to maintain a $25,000 deposit with the Clearing Broker/dealer. In addition, the Company is restricted from entering into another agreement for similar services.

NOTE 6 - SHAREHOLDER AGREEMENT

An agreement exists between two shareholders of the Company, representing 918 of the 990 outstanding common shares. Pursuant to the terms of the agreement, upon the death of the majority shareholder, the minority shareholder would have the option to sell her shares to either the estate of the majority shareholder or the Company (to be determined by the executor of the estate). The price to be paid is one and one half times the book value at the end of the month prior to the death of the majority shareholder.

NOTE 7 - 401(k) PLAN

The Company has adopted a 401(k) Plan. Employees become eligible for the plan on the date they start their employment. The Company may match employee contributions up to a determinable percentage of an employee's compensation and is permitted to make additional discretionary contributions. Only participants actively employed on the last day of plan year are eligible to share in the discretionary contribution. Company matching contributions and profit sharing contributions to the plan for the year ended June 30, 2017 totaled $221,452. This amount is included in compensation and related benefits on the statement of operations.

NOTE 8 - INCOME TAXES

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2014.

NOTE 9 - RELATED PARTY INFORMATION

The Company is related through common ownership and management with Robovise, LLC (Robo). Robo is a registered investment advisor.

NOTE 10 - COMMITMENT

Lease Commitment – Effective September 1, 2014, the Company entered into a new lease to expand its office space. Minimum annual rentals, expiring June 2025, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending June 30,	Amount
2018	$ 236,325
2019	234,461
2020	235,240
2021	238,991
2022	242,742
Thereafter	601,785
Total	$ 1,789,544

The expense relating to this office space was $248,878 for the year ended June 30, 2017.

A renewal option and termination provisions are included in the lease agreement.

NOTE 11 – COMPARISON OF ORIGINALLY FILED AND AMENDED YEAR END FOCUS IIA

The Company originally filed its year-end FOCUS IIA showing an ending net capital of $564,516. The Company filed an amended year-end FOCUS IIA on August 16, 2017 showing an ending net capital of $522,559. The difference is due to additional accruals to compensation of $41,957.